787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 6, 2011

VIA EDGAR

Christina DiAngelo

Jim O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Series, Inc. (Registration File No. 811-07797)
(the “Registrant”)

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned via telephone conversations from yesterday and earlier today regarding Post-Effective Amendment No. 65 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), and the Registrant’s Registration Statement on Form N-14, as amended, each filed on March 30, 2011. For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1: The Amendment states that Class I shares of the Focused Multi-Asset Strategy Portfolio (the “Portfolio”) are only being offered in connection with the Reorganization and that the Registrant will not accept orders to buy Class I shares from new investors and will only accept reinvestments of dividends and capital gains distributions from investors who receive shares of the Portfolio in connection with the Reorganization. Please confirm that the Registrant will not file a further supplement during the current fiscal year that has the effect of negating the above-referenced statements.

Response: The Registrant has confirmed that it will not file a further supplement during its current fiscal year that has the effect of negating the above-referenced statements contained in the Amendment.

Comment No. 2: Since the Registrant will not accept orders to buy Class I shares from new investors, please include a statement in the Combined Prospectus/Proxy Statement filed as part of the Registrant’s Registration Statement on Form N-14 that Class I shares of the Portfolio will not experience economies of scale with respect to class-level expenses.

NEW YORK WASHINGTON, DC PARIS LONDON MILAN ROME FRANKFURT BRUSSELS

Securities and Exchange Commission

May 6, 2011

Response: The Registrant will include the following statements in the Combined Prospectus/Proxy Statement: “Class I shares of the Multi-Asset Strategy Portfolio are only being offered in connection with the Reorganization. The Corporation will not accept orders to buy Class I shares of the Multi-Asset Strategy Portfolio from new investors and will only accept reinvestments of dividends and capital gains distributions from investors who receive shares of the Multi-Asset Strategy Portfolio in connection with the Reorganization. As a result, Class I of the Multi-Asset Strategy Portfolio is not expected to experience any economies of scale with respect to class-level expenses.”

Comment No. 3: Page 2 of the Combined Prospectus/Proxy Statement references the Portfolio’s Prospectus dated March 1, 2011, as currently supplemented, and the Portfolio’s Statement of Additional Information dated March 1, 2011, as currently supplemented. Please specify that each of the Prospectus and Statement of Additional Information have been supplemented by the supplement relating to Class I shares of the Multi-Asset Strategy Portfolio.

Response: The Registrant will revise the references to the Portfolio’s Prospectus and Statement of Additional Information, as currently supplemented, so that they specifically reference the supplement relating to Class I shares. The second bulletpoint under the second full paragraph on page 2 of the Combined Prospectus/Proxy Statement will be revised to read: “the Multi-Asset Strategy Portfolio Statement of Additional Information for Class A, Class B, Class C and Class I shares (the “Multi-Asset Strategy Portfolio SAI”) dated March 1, 2011 (and as supplemented by the supplement dated May 6, 2011 relating to Class I shares of the Multi-Asset Strategy Portfolio).” The first bulletpoint under the third full paragraph on such page will be revised to read: “the Multi-Asset Strategy Portfolio Prospectus for Class A, Class B, Class C and Class I shares (the “Multi-Asset Strategy Portfolio Prospectus”) dated March 1, 2011 (and as supplemented by the supplement dated May 6, 2011 relating to Class I shares of the Multi-Asset Strategy Portfolio).”

Comment No. 4: Please confirm that the supplement to Portfolio’s Prospectus relating to Class I shares of the Portfolio will only be mailed to holders of Class I shares of the Focused Equity Strategy Portfolio.

Response: The Registrant confirms that supplement to the Portfolio’s Prospectus relating to Class I shares of the Portfolio will only be mailed to holders of Class I shares of the Focused Equity Strategy Portfolio.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc: Kathleen Fuentes, SunAmerica Asset Management Corp.

Margery K. Neale, Willkie Farr & Gallagher LLP

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